Exhibit 17

February 21, 2023

Susan Rector, Chair
c/o Peoples Bancorp, Inc.
138 Putnam St.
Marietta, OH. 45750

Dear Mrs. Rector,
    Please accept this letter as my written resignation effective today February 21, 2023. I have greatly enjoyed getting to know you and the members of the Board as well as management during my tenure at Peoples. I am confident the Board will continue to provide leadership that will lead to even greater success in the future. For purposes of rule 502(b) disclosure please note I have no objections with management.

                                    Yours Truly,
                                    /s/Douglas V. Reynolds
                                    Doug Reynolds